William Lyon Homes

William Lyon Homes, Inc.

4695 MacArthur Court, 8th Floor

Newport Beach, CA 92660

November 7, 2014

VIA EDGAR

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela A. Long, Assistant Director

Re:	William Lyon Homes, William Lyon Homes, Inc. and co-registrant guarantors Registration Statement on Form S-3 Filed September 17, 2014 File No. 333-198793

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, William Lyon Homes, a Delaware corporation, and William Lyon Homes, Inc., a California corporation (collectively, the “Registrants”), hereby request acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on November 10, 2014, or as soon thereafter as practicable.

We acknowledge the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 7, 2014

We appreciate your assistance in this matter.

Very truly yours,

WILLIAM LYON HOMES,
a Delaware corporation

WILLIAM LYON HOMES, INC.,
a California corporation

By:	/s/ Jason R. Liljestrom
	Name:	Jason R. Liljestrom
	Title:	Vice President, General Counsel & Corporate Secretary